Cobra Oil & Gas Company
Uptown Center, 2100 North Loop South
Suite 400
Houston, Texas 77002

June 9, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
Washington, DC 20549-7010

Attn:  John Cannarella and Jill Davis

Re:	Cobra Oil & Gas Company
Form 10-KSB/A for the Fiscal Year Ended May 31, 2008 Filed August 15, 2008 File No. 000-52788

Ladies and Gentlemen:

Cobra Oil & Gas Company is in receipt of your letter dated May 29, 2009 (the “Letter”) to Massimiliano Pozzoni containing comments to the captioned filing.  The substance of the comments (as set forth in Comments 2 and 3 thereof) is that the Company failed to indicate in Item 8A(T) of the captioned filing whether its internal control over financial reporting was effective as of May 31, 2008 and failed to include required language involving the establishment and maintenance of internal control over financial reporting in the introductory section of Paragraph 4 of Exhibit 31.1/31.2.  The required disclosures were inadvertently omitted from the filing.  The Company’s internal control over financial reporting was effective as of May 31, 2008.

These form errors will be corrected in the Company’s pending Annual Report filing on Form 10-K for the year ended May 31, 2009.  In connection therewith, we respectfully request that the Company not be required to amend the captioned filing.

In responding to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Cobra Oil & Gas Company

By:  /s/ Massimiliano Pozzoni
Name:  Massimiliano Pozzoni
Title:  President